

July 21, 2026

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: *Form 1 Amendment*

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit F of the Form 1 application pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe EDGX Exchange, Inc.

For Exhibit F, the Exchange is filing an amendment to provide the most recent, final versions of agreements circulated to Members and other Users of the Exchange. Clearing Letter of Guarantee – Overnight Trading Session has been added.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F of this Exchange currently on file with the Commission.   Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 1:00pm on 07/21/26

Enclosures

Form I Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 07/21/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe EDGX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
   433 W Van Buren Steet
   Chicago, Illinois 60607

   26000352

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
   (312) 786-5600   (312)-786-7138
         (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
   Laura Dickman   Associate General Counsel   Cboe EDGX Exchange, Inc.   (312) 786-7572
         (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Patrick Sexton
   433 W Van Buren Street
   Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation   _____ Sole Partnership   _____ Partnership
   _____ Limited Liability Company   _____ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 07/21/26   Cboe EDGX Exchange, Inc.
         (MM/DD/YY)   (Name of Applicant)
By   [sign ature executed at 1:00pm on 07/21/26   Laura Dickman VP, Associate General Counsel
         (Signature)   (Printed Name and Title)
Subscribed and sworn before me this 21ST day of July . 2026 by   (Notary Public)
                              (Month)   (Year)
My Commission expires 8-6-28   County of COOK   State of Illinois

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:
- Application for membership, participation or subscription to the entity;
- Application for approval as a person associated with a member, participant or subscriber of the entity; and
- Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:
- Clearing Letter of Guarantee – Overnight Trading Session | New Document

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a member.

Cboe EDGX Exchange, Inc.
Overnight Trading Session
Clearing Letter of Guarantee

NOTICE OF CONSENT – To be completed by Clearing Firm of Applicant Broker-Dealer

In connection with the qualification of _____ ("Member") as a member of Cboe EDGX Exchange, Inc. ("Exchange") and pursuant to Exchange Rule 11.13, as may be amended or re-numbered from time to time, the undersigned Clearing Firm represents that it is a member of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The undersigned Clearing Firm accepts full responsibility for clearing and settling any and all transactions made by the Member and/or such persons having access to the Exchange pursuant to a sponsorship arrangement with the Member to the extent such transactions are executed on the Exchange or on other markets after being routed away from the Exchange during the Overnight Trading Session.

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to Exchange Rules and may be relied upon by Exchange. This Notice of Consent shall be subject to Exchange Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Firm.

_____

Clearing Firm (Broker-Dealer Name)

_____

NSCC Clearing #

_____

Signature of Authorized Officer, Partner or Managing
Member or Sole Proprietor of Clearing Firm

_____

Printed Name/Title

_____

Date